

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

May 9, 2016

Marshall W. Witt
Chief Financial Officer
SYNNEX Corporation
44201 Nobel Drive
Fremont, California 94538

> **Re: SYNNEX Corporation
> Form 10-K for the fiscal year ended November 30, 2015
> Filed January 28, 2016
> File No. 001-31892**

Dear Mr. Witt:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services